UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2011

Commission File No. 1-4329

Cooper Tire & Rubber Company

Pre-Tax Savings Plan (Texarkana)

COOPER TIRE & RUBBER COMPANY

(Exact name of registrant as specified in its charter)

DELAWARE	34-4297750
(State or other jurisdiction of incorporation or organization)	(I.R.S. employer identification no.)

Lima and Western Avenues, Findlay, Ohio 45840

(Address of principal executive offices)

(Zip code)

(419) 423-1321

(Registrant’s telephone number, including area code)

Cooper Tire & Rubber Company

Pre-Tax Savings Plan (Texarkana)

ITEM 1.	Not applicable.

ITEM 2.	Not applicable.

ITEM 3.	Not applicable.

ITEM 4.	FINANCIAL STATEMENTS OF THE PLAN

The Financial Statements of the Cooper Tire & Rubber Company Pre-Tax Savings Plan (Texarkana) for the fiscal year ended December 31, 2011, together with the report of Ernst & Young LLP, Independent Registered Public Accounting Firm, are attached to this Annual Report on Form 11-K. The Financial Statements and the notes thereto are presented in lieu of the financial statements required by items 1, 2 and 3 of Form 11-K and were prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974.

EXHIBITS:

(23)	Consent of Independent Registered Public Accounting Firm
(99)	Certification Pursuant To 18 U.S.C. § 1350

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this Annual Report to be signed by the undersigned, thereunto duly authorized.

COOPER TIRE & RUBBER COMPANY

/s/ Stephen O. Schroeder
STEPHEN O. SCHROEDER
Vice President and Treasurer Plan Administrator

Date: June 18, 2012

FINANCIAL STATEMENTS AND

SUPPLEMENTAL SCHEDULE

Cooper Tire & Rubber Company

Pre-Tax Savings Plan (Texarkana)

December 31, 2011 and 2010, and

Year Ended December 31, 2011

With Report of Independent Registered Public

Accounting Firm

Cooper Tire & Rubber Company

Pre-Tax Savings Plan (Texarkana)

Financial Statements and Supplemental Schedule

December 31, 2011 and 2010, and

Year Ended December 31, 2011

Report of Independent Registered Public Accounting Firm

The Defined Contribution Plan Committee

Cooper Tire & Rubber Company

Pre-Tax Savings Plan (Texarkana)

We have audited the accompanying statements of net assets available for benefits of the Cooper Tire & Rubber Company Pre-Tax Savings Plan (Texarkana) (the “Plan”) as of December 31, 2011 and 2010, and the related statement of changes in net assets available for benefits for the year ended December 31, 2011. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting, as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2011 and 2010, and the changes in its net assets available for benefits for the year ended December 31, 2011, in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2011, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such information is the responsibility of the Plan’s management. The information has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

Ernst & Young LLP

Toledo, Ohio

June 18, 2012

Cooper Tire & Rubber Company

Pre-Tax Savings Plan (Texarkana)

Statements of Net Assets Available for Benefits

	December 31
	2011	2010
Investments, at fair value:
Common/collective trust fund	$20,517,968	$—
Pooled separate accounts	14,183,635	11,990,711
Common stock	12,526,313	14,060,065
Interest in Investment Trust	—	21,665,820
Mutual funds	—	1,757,638

	47,227,916	49,474,234
Receivables:
Employer contributions	1,619,766	1,367,474
Notes receivable from participants	2,569,129	2,020,008

	4,188,895	3,387,482

Net assets available for benefits, at fair value	51,416,811	52,861,716
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(476,127)	—

Net assets available for benefits	$50,940,684	$52,861,716

See accompanying notes.

Cooper Tire & Rubber Company

Pre-Tax Savings Plan (Texarkana)

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2011

Additions
Contributions:
Participant	$3,533,732
Employer	1,619,766
Participant rollover	18,258

Total contributions	5,171,756

Investment interest income and dividends	304,432
Interest income on notes receivable from participants	80,365

Total additions	5,556,553

Deductions
Net depreciation in fair value of investments	4,419,278
Participant withdrawals	2,917,174
Transfer to other plan	141,133

Total deductions	7,477,585

Net decrease	(1,921,032)

Net assets available for benefits:
Beginning of year	52,861,716

End of year	$50,940,684

See accompanying notes.

Cooper Tire & Rubber Company

Pre-Tax Savings Plan (Texarkana)

Notes to Financial Statements

December 31, 2011

1. Description of Plan

The following description of the Cooper Tire & Rubber Company Pre-Tax Savings Plan (Texarkana) (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General

The Plan, as restated and amended on January 1, 2010, is a defined contribution plan covering all hourly employees who have completed 30 days of continuous credited service and are covered by the collective bargaining agreement between the United Steelworkers of America Local #752 and Cooper Tire & Rubber Company (the “Company” and “Plan Administrator”). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

The Plan automatically enrolls newly eligible participants; however, participants can elect to opt out of automatic enrollment.

The Plan has established a trust agreement with Principal Financial Group (the “Trustee”) to act as trustee and recordkeeper of the Plan’s assets. The Trustee administers and invests the Plan’s assets and income for the benefit of the Plan’s participants.

Contributions

Each year, participants may contribute up to 75% of their pretax compensation. Participants may direct their contributions to any of the Plan’s investment fund options.

The Company contributes to the Plan on behalf of each participant an amount equal to the lesser of: i) the aggregate of 75% of all participant elective deferral contributions which represent up to 4% of each participant’s compensation during the year, or ii) an amount equal to 15% of the Company’s current earnings for the year in excess of 10% of the stockholder’s equity at the beginning of the year. Participants may direct employer contributions immediately upon receipt. The Company made a contribution in March 2012 in the amount of $1,619,766 for the year ended December 31, 2011. The Company made a contribution in March 2011 in the amount of $1,367,474 for the year ended December 31, 2010.

Cooper Tire & Rubber Company

Pre-Tax Savings Plan (Texarkana)

Notes to Financial Statements (continued)

1. Description of Plan (continued)

Vesting

The participants are immediately vested in their contributions plus actual earnings thereon. Participants are 100% vested in the Company’s contributions plus actual earnings thereon after three years of service.

Participant Accounts

Individual accounts are maintained for each participant in the Plan. Each participant’s account is credited with the participant’s contributions, their allocation of the Company’s contributions and plan earnings. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Forfeitures

At December 31, 2011 and 2010, forfeited nonvested accounts held in the plan totaled $12,445 and $1,070, respectively. Future employer contributions can be reduced by future amounts forfeited by participants.

Participant Loans

Under the Plan, participants may borrow the lesser of 50% of the vested value of their entire account or $50,000. The interest rate is established based on the prime rate. Interest rates as of December 31, 2011, range from 3.25% to 8.25%. The loan repayment schedule can be no longer than 60 months. Principal and interest is paid ratably through payroll deductions.

Participant Withdrawals

In the event of retirement, death, termination, permanent disability, or other separation from service, participants are entitled to receive an amount equal to the value of the vested interest in their accounts. Payments of benefits are taken in a lump-sum distribution. Under the Plan, the participants who are entitled to a benefit for the reasons outlined above will have their vested balance automatically distributed if their vested balance is less than $1,000 and rolled over to an IRA account administered by the Trustee if their vested balance is greater than $1,000 but less than $5,000.

In the event of hardship, as defined by the plan, participants may make a partial or full distribution of their accounts, subject to certain tax withholdings.

Cooper Tire & Rubber Company

Pre-Tax Savings Plan (Texarkana)

Notes to Financial Statements (continued)

1. Description of Plan (continued)

Termination of the Plan

Although it has not expressed any intent to do so, the Company has the right, under the Plan to discontinue contributions any time, and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become 100% vested in their accounts.

2. Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements are prepared on the accrual basis of accounting.

Notes Receivable from Participants

Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. No allowance for credit losses has been recorded as of December 31, 2011 or 2010. If a participant ceases to make loan repayments and the Plan Administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.

Payment of Benefits

Benefits are recorded when paid.

Cooper Tire & Rubber Company

Pre-Tax Savings Plan (Texarkana)

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

Investment Valuation and Income Recognition

Investments held by the Plan are stated at fair value, including the underlying investment in the Principal Money Market Pooled Separate Account held by the Investment Trust as of December 31, 2010. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). See Note 3 for further discussion and disclosures related to fair value measurement.

As of December 31, 2011, the Plan has an investment in the Principal Stable Value Fund that invested in fully benefit-responsive guaranteed investment contracts (“GICs”) and synthetic investment contracts (“synthetic GICs”). The fair value of the GICs is calculated by discounting the related cash flows based on current yields of similar instruments with comparable durations. The underlying investments of the synthetic GICs are valued at quoted redemption values on the last business day of the Plan’s year-end. The fair value of the wrap contracts for synthetic GICs is determined using the market approach discounting methodology that incorporates the difference between current market level rates for contract level wrap fees and the wrap fee being charged. The difference is calculated as a dollar value and discounted by the prevailing interpolated swap rate as of period-end. These funds are recorded at fair value (see Note 6); however, since these contracts are fully benefit-responsive, an adjustment is reflected in the statements of net assets available for benefits to present these investments at contract value. Contract value is the relevant measurement attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The contract value of the fully benefit-responsive investment contracts represents contributions plus earnings, less participant withdrawals and administrative expenses.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation or depreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Cooper Tire & Rubber Company

Pre-Tax Savings Plan (Texarkana)

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

Administrative Expenses

The Company pays the administrative expenses of the Plan; therefore none are reported by the Plan.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

New Accounting Pronouncements

In January 2010, the FASB issued Accounting Standards Update 2010-06, Improving Disclosures about Fair Value Measurements, (ASU 2010-06). ASU 2010-06 amended ASC 820 to clarify certain existing fair value disclosures and require a number of additional disclosures. The requirement to present changes in Level 3 measurements on a gross basis is effective for reporting periods beginning after December 15, 2010. Since ASU 2010-06 only affects fair value measurement disclosures, adoption of ASU 2010-06 did not have an effect on the Plan’s net assets available for benefits or its changes in net assets available for benefits.

In May 2011, the FASB issued Accounting Standards Update 2011-04, Amendments to Achieve Common Fair Value Measurements and Disclosure Requirements in U.S. GAAP and IFRSs, (ASU 2011-04). ASU 2011-04 amended ASC 820, Fair Value Measurement, to converge the fair value measurement guidance in US generally accepted accounting principles (GAAP) and International Financial Reporting Standards (IFRSs). Some of the amendments clarify the application of existing fair value measurement requirements, while other amendments change a particular principle in ASC 820. In addition, ASU 2011-04 requires additional fair value disclosures, although certain of these new disclosures will not be required for nonpublic entities. The amendments are to be applied prospectively and are effective for annual periods beginning after December 15, 2011. Plan management is currently evaluating the effect that the provisions of ASU 2011-04 will have on the Plan’s financial statements.

Cooper Tire & Rubber Company

Pre-Tax Savings Plan (Texarkana)

Notes to Financial Statements (continued)

3. Fair Value of Plan Assets

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e., an exit price). The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below:

Level 1 –	Financial assets and liabilities whose fair values are based on unadjusted quoted prices for identical assets or liabilities in an active market that the Plan has the ability to access at the measurement date.

Level 2 –	Financial assets and liabilities whose fair values are based on quoted prices in markets that are not active or model inputs that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:

a. Quoted prices for similar assets or liabilities in active markets;

b. Quoted prices for identical or similar assets or liabilities in non-active markets;

c. Pricing models whose inputs are observable for substantially the full term of the asset or liability; and

d. Pricing models whose inputs are derived principally from or corroborated by observable market data through correlation of other means for substantially the full term of the asset or liability.

Level 3 –	Financial assets and liabilities whose fair values are based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. These inputs reflect management’s own judgment about the assumptions that a market participant would use in pricing the asset or liability and are based on the best available information, some of which may be internally developed.

The level in the fair value hierarchy within which the fair value measurement is classified is based on the lowest level input that is significant to the fair value measure in its entirety.

Cooper Tire & Rubber Company

Pre-Tax Savings Plan (Texarkana)

Notes to Financial Statements (continued)

3. Fair Value of Plan Assets (continued)

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2011.

Pooled Separate Accounts and Common/Collective Trust Fund – The fair value of the investments in this category have been estimated using the net asset value per share. The net asset value (“NAV”) of these accounts is based on the market value of its underlying investments. The NAV is not a publicly quoted price in an active market. There are currently no redemption restrictions on these investments.

Interest in Investment Trust – As of December 31, 2010, the sole underlying investment of the Investment Trust was the Principal Money Market Pooled Separate Account which was valued in a similar manner as other investments in pooled separate accounts held by the Plan.

Common Stock – Valued at the closing price reported on the active market on which the individual security is traded.

Mutual Funds – Valued at the NAV of shares held by the Plan at year-end.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies and assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Cooper Tire & Rubber Company

Pre-Tax Savings Plan (Texarkana)

Notes to Financial Statements (continued)

3. Fair Value of Plan Assets (continued)

The following table presents the Plan’s fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2011 and 2010:

		Fair Value Measurements at December 31, 2011 Using
Description	December 31, 2011	Quoted Prices in Active Markets for Identical Assets Level (1)	Significant Other Observable Inputs Level (2)	Significant Unobservable Inputs Level (3)
Pooled separate accounts:
Balanced/Asset Allocation	$3,292,233	$—	$3,292,233	$—
Fixed Income	1,835,012	—	1,835,012	—
International Equity	1,012,943	—	1,012,943	—
Large U.S. Equity	6,454,706	—	6,454,706	—
Small/Mid U.S. Equity	1,588,741	—	1,588,741	—
Common stock	12,526,313	12,526,313	—	—
Common Collective trust fund:
Short-Term Fixed Income	20,517,968	—	20,517,968	—

Total investment assets at fair value	$47,227,916	$12,526,313	$34,701,603	$—

Cooper Tire & Rubber Company

Pre-Tax Savings Plan (Texarkana)

Notes to Financial Statements (continued)

3. Fair Value of Plan Assets (continued)

		Fair Value Measurements at December 31, 2010 Using
Description	December 31, 2010	Quoted Prices in Active Markets for Identical Assets Level (1)	Significant Other Observable Inputs Level (2)	Significant Unobservable Inputs Level (3)
Interest in Investment Trust	$21,665,820	$—	$21,665,820	$—
Pooled separate accounts:
Balanced/Asset Allocation	2,280,538	—	2,280,538	—
Fixed Income	996,880	—	996,880	—
International Equity	1,902,196	—	1,902,196	—
Large U.S. Equity	4,700,157	—	4,700,157	—
Small/Mid U.S. Equity	2,110,940	—	2,110,940	—
Mutual Funds:
Large U.S. Equity	1,757,638	1,757,638	—	—
Common Stock	14,060,065	14,060,065	—	—

Total investment assets at fair value	$49,474,234	$15,817,703	$33,656,531	$—

Cooper Tire & Rubber Company

Pre-Tax Savings Plan (Texarkana)

Notes to Financial Statements (continued)

4. Investments

During 2011, the Plan’s investments (including investments purchased, sold, as well as held during the year) depreciated in fair value as follows:

Net Realized and Unrealized Appreciation/ (Depreciation) in Fair Value of Investments
Common/collective trust fund	$374,712
Mutual funds	29,322
Pooled separate accounts	(427,357)
Common stock	(4,395,955)

$(4,419,278)

Investments that represent 5% or more of the Plan net assets available for benefits are as follows:

	December 31
	2011		2010
Principal Money Market Pooled Separate Account*	$	**	$21,665,820
Cooper Tire & Rubber Company Common Stock		12,526,313	14,060,065
Principal Large Cap Value III Pooled Separate Account		2,673,362	2,727,656
Principal Stable Value Fund (at contract value)***		20,041,841	**

*	Represents sole underlying investment of the Investment Trust as of December 31, 2010.
**	Investment is less than 5%.
***	The fair value of the Plan’s investment in the Principal Stable Value Fund was $20,517,968 at December 31, 2011.

Cooper Tire & Rubber Company

Pre-Tax Savings Plan (Texarkana)

Notes to Financial Statements (continued)

5. Investment Trust

At December 31, 2010, the Plan was invested in an Investment Trust which held an investment in the Principal Money Market Pooled Separate Account. The Plan’s interest in the Investment Trust is determined by the Plan’s relative asset value to the Investment Trust’s total asset value at the end of each period. Investment income is allocated to the Plan based on its pro rata share in the net assets of the Investment Trust. These assets are identified and allocated to each participating retirement plan. At December 31, 2010, the Plan’s interest in the net assets of the Investment Trust was approximately 21.34%.

The following presents the fair value of the investments in the Investment Trust:

December 31 2010
Investments, at fair value:
Pooled separate accounts	$101,516,111

During 2011, the Plan sold its interest in the Investment Trust and invested the proceeds in the Principal Stable Value Fund. At December 31, 2011, the Plan had no investments in the Investment Trust.

Cooper Tire & Rubber Company

Pre-Tax Savings Plan (Texarkana)

Notes to Financial Statements (continued)

6. Fully Benefit-Responsive Investment Contracts

As of December 31, 2011, the Plan has an investment in the Principal Stable Value Fund. The account is credited with participant contributions plus earnings and charged for participant withdrawals and administrative expenses.

Investments of the Principal Stable Value Fund included GICs, typically issued by insurance companies and which provide for guarantees of interest and repayment of principal. An issuer of a GIC is contractually obligated to repay the principal and a specified interest rate or interest rate index that is guaranteed to the Plan. There were no reserves against contract value for credit risk of the contract issuer as of December 31, 2011. The crediting interest rate was based on a formula agreed upon with the issuer, but was not less than zero. Such interest rates were reviewed and reset on a monthly basis.

The Plan also invests in synthetic GICs which are wrap contracts paired with an underlying investment or investments, usually a portfolio, owned by the Plan, of high-quality, intermediate-term fixed-income securities. The Plan purchased wrapper contracts from financial services institutions. Synthetic GICs credit a stated interest rate for a specified period of time. Investment gains and losses are amortized over the expected duration through the calculation of the interest rate applicable to the Plan on a prospective basis. Synthetic GICs provide for a variable crediting rate, which typically resets at least quarterly, and the issuer of the wrap contract provides assurance that future adjustments to the crediting rate cannot result in a crediting rate less than zero. The crediting rate is primarily based on the current yield-to-maturity of the covered investments, plus or minus amortization of the difference between the market value and contract value of the covered investments over the duration of the covered investments at the time of the computation. The crediting rate is most affected by the change in the annual effective yield-to-maturity of the underlying securities but is also affected by the difference between the contract value and the market value of the covered investments. Depending on the change in duration from reset period to reset period, the magnitude of the impact to the crediting rate of the contract to market difference is heightened or lessened. The crediting rate can be adjusted periodically and is usually adjusted either monthly or quarterly, but in no event is the crediting rate less than zero.

Cooper Tire & Rubber Company

Pre-Tax Savings Plan (Texarkana)

Notes to Financial Statements (continued)

6. Fully Benefit-Responsive Investment Contracts (continued)

As described in Note 2, because GICs and synthetic GICs are fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the GICs and synthetic GICs. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

2011*
Average yields for GICs and synthetic GICs:
Based on actual earnings	1.79%
Based on interest rate credited to participants	2.39%

*	Represents yields from the Principal Stable Value Fund in 2011 and the Invesco Stable Value Fund, which was held by the Investment Trust during 2010.

7. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service (“IRS”) dated October 22, 2011, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualified status. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax-exempt.

Accounting principles generally accepted in the United States require plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2011, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2008.

Cooper Tire & Rubber Company

Pre-Tax Savings Plan (Texarkana)

Notes to Financial Statements (continued)

8. Related-Party Transactions

The Plan holds units of pooled separate accounts managed by Principal Financial Group, the Trustee of the Plan. The Plan also invests in the common stock of the Plan Sponsor. These transactions qualify as party-in-interest transactions; however, they are exempt from the prohibited transactions rules under ERISA.

9. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

10. Reconciliation of Financial Statements to Form 5500

Form 5500 reports net assets at fair value, and the financial statements report at contract value. The following is a reconciliation of net assets available for benefits.

December 31, 2011
Net assets available for benefits per Form 5500	$51,416,811
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(476,127)

Net assets available for benefits per the financial statements	$50,940,684

The following is a reconciliation of net additions to net assets available for benefits:

Year Ended December 31, 2011
Net decrease in assets per Form 5500	$(1,303,772)
Adjustments from fair value to contract value for fully benefit-responsive investment contracts	(476,127)
Transfer to other plan	(141,133)

Total net decrease per the financial statements	$(1,921,032)

Supplemental Schedule

Cooper Tire & Rubber Company

Pre-Tax Savings Plan (Texarkana)

EIN #34-4297750 Plan #012

Schedule H, Line 4i – Schedule of Assets

(Held at End of Year)

December 31, 2011

Identity of Issue, Borrower or Lessor	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Current Value
Common Stock:
*Cooper Tire & Rubber Company	894,098 shares, Cooper Tire & Rubber Company stock	$12,526,313

Pooled Separate Accounts:
*Principal Life Insurance Company
	215,007 shares, Large Cap Value III	2,673,362
	125,795 shares, Equity Income Separate	1,867,259
	61,137 shares, Lifetime 2030	965,431
	55,973 shares, Lifetime 2020	906,243
	51,597 shares, Lifetime 2040	806,422
	14,047 shares, Large Cap S&P 500 Index	765,167
	50,158 shares, Mid Cap Growth III	755,447
	728 shares, Bond and Mortgage	730,916
	27,271 shares, Large Cap Growth	691,521
	48,952 shares, Core Plus Bond I	612,210
	18,619 shares, International I	539,143
	33,006 shares, Lifetime 2050	492,418
	858 shares, U.S. Property	491,886
	7,217 shares, Diversified International	361,658
	31,335 shares, Large Cap Growth I	346,764
	10,154 shares, Mid Cap S&P 400 Index	253,483
	8,814 shares, Small Cap S&P 600 Index	225,219
	3,951 shares, Mid Cap Value I	139,738
	5,846 shares, Mid Cap Growth	125,540
	2,331 shares, International Emerging Markets	112,142
	10,470 shares, Large Cap Growth II	110,633
	2,622 shares, Real Estate	72,756
	4,078 shares, Lifetime 2010	64,981
	3,596 shares, Lifetime STR INC	56,738
	423 shares, Small Cap Value	16,558

Common/Collective Trust Fund:
*Principal Life Insurance Company	1,100,121 shares, Principal Stable Value Fund	20,517,968

*Participant loans	Interest rates ranging from 3.25% to 8.25%	2,569,129

		$49,797,045

* Indicates party-in-interest to the Plan.